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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    _______

                                 AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                    _______

                            FIRST COMMONWEALTH, INC.
                            (Name of Subject Company)
                                    _______

                 THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA
                             FLOSS ACQUISITION CORP.

                                    (Bidders)
                                     _______

                     Common Stock, par value $.001 per share
           (Including the Associated Preferred Stock Purchase Rights)

                         (Title of Class of Securities)
                                    _______

                                    319983102
                      (CUSIP Number of Class of Securities)
                                    _______

                                 Herschel Reich
                              Debra R. Smith, Esq.
                 The Guardian Life Insurance Company of America
                              201 Park Avenue South
                            New York, New York 10003
                                 (212) 598-8000

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                    _______

                                    Copy to:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

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


                             SCHEDULE 14D-1 AND 13D

CUSIP No.   319983102



-------------------- -----------------------------------------------------------
1.                   NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     The Guardian Life Insurance Company of America
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3.                   SEC USE ONLY
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4.                   SOURCE OF FUNDS
                           WC
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
7.                   AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON*
                            3,691,882*
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
8.                   CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                     EXCLUDES CERTAIN SHARES [ ]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
9.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            99.0%*
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
10.                  TYPE OF REPORTING PERSON
                            IC
-------------------- -----------------------------------------------------------


* As of May 18, 1999, there were (a) 3,730,135 Shares (as defined herein) issued and outstanding, and (b) outstanding stock options to purchase an aggregate of 305,240 Shares. Parent (as defined herein) owns 100% of the Purchaser (as defined herein), and the Purchaser owns approximately 99.0% of the issued and outstanding Shares (approximately 91.5% on a fully diluted basis). Pursuant to the Agreement and Plan of Merger dated as of May 19, 1999 by and among Parent, the Purchaser and the Company (as defined herein), the outstanding stock options to purchase an aggregate of 305,240 Shares will be canceled immediately before the merger of the Purchaser with and into the Company, and each holder thereof, in cancellation and settlement therefore, shall be entitled to payment in cash equal to the difference between the exercise price of such options and $25.00. Any Shares not purchased in the Offer will be canceled and become the right to receive $25.00 per Share when the merger of the Purchaser with and into the Company is completed.

                             SCHEDULE 14D-1 AND 13D

CUSIP No.   319983102



-------------------- -----------------------------------------------------------
1.                   NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Floss Acquisition Corp.
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3.                   SEC USE ONLY
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4.                   SOURCE OF FUNDS
                           AF
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6.                   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
7.                   AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON*
                            3,691,882*
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
8.                   CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                     EXCLUDES CERTAIN SHARES [ ]
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
9.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            99.0*
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
10.                  TYPE OF REPORTING PERSON
                            CO
-------------------- -----------------------------------------------------------


* As of May 18, 1999, there were (a) 3,730,135 Shares (as defined herein) issued and outstanding, and (b) outstanding stock options to purchase an aggregate of 305,240 Shares. Parent (as defined herein) owns 100% of the Purchaser (as defined herein), and the Purchaser owns approximately 99.0% of the issued and outstanding Shares (approximately 91.5% on a fully diluted basis). Pursuant to the Agreement and Plan of Merger dated as of May 19, 1999 by and among Parent, the Purchaser and the Company (as defined herein), the outstanding stock options to purchase an aggregate of 305,240 Shares will be canceled immediately before the merger of the Purchaser with and into the Company, and each holder thereof, in cancellation and settlement therefore, shall be entitled to payment in cash equal to the difference between the exercise price of such options and $25.00. Any Shares not purchased in the Offer will be canceled and become the right to receive $25.00 per Share when the merger of the Purchaser with and into the Company is completed.

         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed on May 25, 1999 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer (the "Offer") by Floss Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights, of First Commonwealth, Inc., a Delaware corporation (the "Company"), at a price of $25.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 is hereby amended and supplemented by adding thereto the following:

         The Offer expired at 12:00 p.m., New York City time, August 3, 1999. Based on preliminary information provided by the Depositary, a total of 3,691,882 Shares were validly tendered (not including Shares tendered pursuant to notices of guaranteed delivery). Upon payment for such Shares, the Purchaser will own approximately 91.5% of the outstanding share capital of the Company on a fully diluted basis.

         On Wednesday August 4, 1999, Parent issued a press release announcing, among other things, the completion of the tender offer and the purchase of the Shares. The full text of the press release is set forth in Exhibit (a)(13) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented as follows:

         The information contained in Item 6 above is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1/13D is hereby amended and supplemented to add the following:

           Exhibit Number                 Description

           Exhibit (a)(13)                Press release issued on August 4, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 4, 1999           THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA


                                 By: /s/ Herschel Reich
                                    ------------------------------
                                    Name:   Herschel Reich
                                    Title:  Vice President, Group Health Care


Dated:  August 4, 1999           FLOSS ACQUISITION CORP.


                                 By: /s/ Herschel Reich
                                    ------------------------------
                                    Name:   Herschel Reich
                                    Title:  Vice President, Dental Plans